

August 7, 2013

<u>Via E-mail</u>
Shawn A. Jenkins
Chief Executive Officer
Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, SC 29492

>   **Re: Benefitfocus, Inc.**
>   **Amendment No. 2 to Confidential Draft**
>   **Registration Statement on Form S-1**
>   **Submitted July 23, 2013**
>   **CIK No. 0001576169**

Dear Mr. Jenkins:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated July 16, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources</u>

<u>Sources of Liquidity, page 74</u>

1.   We note your disclosure on page 75 that as of June 30, 2013, the company was not in compliance with its Net Operating Income covenant under the master credit facility. Please revise your disclosure to describe and quantify this covenant as well as the extent to which the company was out of compliance. See Item 303 of Regulation S-K, Section

III.C of SEC Release 33-6835, and Section IV.C of SEC Release 33-8350 for further guidance.

2. Please revise to clarify whether the waiver you received from your lender for your breach of the Net Operating Income covenant is binding and not subject to revocation by the lender prior to August 1, 2014. Further, it appears that a risk factor discussing your non-compliance with a covenant of your master credit facility and the lack of available funds under such agreement may be warranted. Please advise.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Don Reynolds, Esq.
        Wyrick Robbins Yates & Ponton LLP